EP ENERGY CORPORATION
1001 LOUISIANA STREET
HOUSTON, TEXAS 77002

August 27, 2015
VIA EDGAR
H. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	EP Energy Corporation
Registration Statement on Form S-3
File No. 333-205967

Dear Mr. Schwall:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, EP Energy Corporation (the “Corporation”), for itself and the other registrants named in the above referenced Registration Statement on Form S-3 (together with the Corporation, the “Issuers”), hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-3 to August 31, 2015 at 4:00 p.m., Eastern time, or as soon as practicable thereafter.
The Issuers hereby acknowledge that:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall
August 27, 2015

Very truly yours,

EP Energy Corporation

By:	/s/ Marguerite N. Woung-Chapman
Marguerite N. Woung-Chapman
Senior Vice President, General Counsel and Corporate Secretary

cc:    John Goodgame, Akin Gump Strauss Hauer & Feld, LLP